Exhibit (a)(1)(G)

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                      CONTACT:   Kathy Fern
April 30, 2001                                                      804-217-5800


                               DYNEX CAPITAL, INC.
                          ANNOUNCES CASH TENDER OFFERS
                        FOR SHARES OF ITS PREFERRED STOCK



     Dynex Capital, Inc. (NYSE: DX) today announced that it will commence tender offers to purchase for cash shares of its Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. The Company will purchase up to 500,000 of its Series A Preferred Stock for a cash purchase price of $12.24 per share, up to 730,000 of its Series B Preferred Stock for a cash purchase price of $12.50 per share, and up to 702,700 of its Series C Preferred Stock for a cash purchase price of $15.30 per share.

     The three tender offers extend to all outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, and will only be made pursuant to offering materials to be distributed on or about May 7, 2001. It is expected that each of the tender offers will expire on Friday, June 8, 2001 at 5:00 p.m., New York City time, unless extended.

     In commenting on the tender offers, Thomas H. Potts, President, said, "Four weeks ago we stated that the Board continued to evaluate various courses of action to improve shareholder value and to provide liquidity to the Company's stock. The Board believes these tender offers represent the best immediate course of action and provide holders of the preferred stock desiring to sell their shares the opportunity to sell all or a part of their holdings at a price that represents a premium to the current market price and likely will improve shareholder value over the longer term for those continuing to own an equity interest in Dynex."

     The Company's Board of Directors is not making any recommendation to its preferred shareholders as to whether or not they should tender any preferred shares pursuant to the offers. The Company's directors and executive officers have agreed not to participate in the tender offers.

     This press release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of Dynex. The solicitation of offers to buy shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of Dynex will only be made pursuant to the Tender Offer Statement (including an Offer to Purchase, the related Letters of Transmittal and other offer documents), which will be delivered to all of the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letters of Transmittal and all other offer documents when filed with the Commission) will be also available for no charge at the Securities and Exchange Commission's web site at www.sec.gov. The Tender Offer Statement (including an Offer to Purchase, the related Letters of Transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to any of the tender offers.

     Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes.

     Note: This document contains "forward-looking statements"(within the meaning of the Private Securities Litigation Act of 1995) that inherently involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of unforeseen external factors. As discussed in the Company's filings with the SEC, these factors may include, but are not limited to, changes in general economic conditions, disruptions in the capital markets, the availability of funds from the Company's lenders to finance future loans, fluctuations in interest rates, increases in costs and other general competitive factors.

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